SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-37821

LINE Corporation
(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome
Shinjuku-ku, Tokyo 150-8510, Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

April 25, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

LINE Corporation Announces Summary of Consolidated Financial Results for the Three Months Ended March 31, 2018

Prepared in Accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”)

TOKYO--(BUSINESS WIRE)--April 25, 2018--LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the three months ended March 31, 2018.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: May 10, 2018
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1. Consolidated financial results for the first three months of 2018 (from January 1, 2018 to March 31, 2018)

(1) Consolidated operating results (cumulative)				(Percentages indicate year-on-year changes.)
	Revenues		Profit from operating activities		Profit before income taxes		Profit for the period
For the three months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2018	48,736	25.2	1,246	(69.0)	(138)	–	(1,770)	–
March 31, 2017	38,916	16.3	4,025	(24.6)	3,566	(13.9)	1,632	–

	Profit attributable to the shareholders of the Company		Comprehensive income for the period		Basic earnings per share	Diluted earnings per share
For the three months ended	Millions of yen	%	Millions of yen	%	Yen	Yen
March 31, 2018	(1,383)	–	(4,431)	–	(5.82)	(5.82)
March 31, 2017	1,437	–	2,799	–	6.58	6.07

(2) Consolidated financial position
	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
March 31, 2018	297,935	185,165	181,095	60.8
December 31, 2017	303,439	189,977	185,075	61.0

2. Cash dividends

Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2017	–	0.00	–	0.00	0.00
For the year ending December 31, 2018	–
For the year ending December 31, 2018 (Forecast)		–	–	–	–
Note:	Revisions to the cash dividends forecasts most recently announced: None
Concerning cash dividends forecasts for the year ending December 31, 2018, it has not yet made a decision.

3. Consolidated earnings forecasts for 2018 (from January 1, 2018 to December 31, 2018)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes
(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates
a. Changes in accounting policies due to revisions in accounting standards under IFRS: Yes
b. Changes in accounting policies due to other reasons: None
c. Changes in accounting estimates: None

(3)	Number of shares issued and outstanding (common stock)
a. Total number of common shares issued and outstanding at the end of the period (including treasury shares)
	As of March 31, 2018	238,785,310 shares
	As of December 31, 2017	238,496,810 shares
b. Number of treasury shares at the end of the period
	As of March 31, 2018	1,007,710 shares
	As of December 31, 2017	1,007,710 shares
c. Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)
	For the three months ended March 31, 2018	237,623,721 shares
	For the three months ended March 31, 2017	218,411,890 shares

* Information regarding the quarterly review procedures

This summary quarterly financial results report is exempt from the quarterly consolidated financial statements review procedures in accordance with the Financial Instruments and Exchange Act.

Additional time is needed to prepare the notes regarding IFRS 15, which was adopted in FY 2018. The Company intends to disclose the Quarterly Consolidated Financial Statements and Significant Notes as soon as they have been prepared. Supplementary information to this earnings release, including the Company’s results by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

CONTACT:
LINE Corporation
Michiko Setsu, +81-3 4316 2104
Global PR
dl_gpr@linecorp.co